

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 8, 2008

Mr. Salvatore J. Furnari
Chief Financial Officer and Vice President Finance
Galaxy Nutritional Foods, Inc.
5955 T.G. Lee Blvd., Suite 201
Orlando, FL 32822

> **Re: Galaxy Nutritional Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed June 7, 2007**
> **File No. 001-15345**

Dear Mr. Furnari:

We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill Davis
Branch Chief